September 12, 2019

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Division of Corporation Finance,
Office of Information Technologies and Services

VIA EDGAR

Re:	Stratasys Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018 (the “2018 Form 20-F”)
Filed on March 7, 2019
File No. 001-35751

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated August 8, 2019 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form 20-F filed March 7, 2019

Notes to consolidated financial statements

Note 10. Commitments and Contingencies

Contingencies, page F-32

1.	We note that you disclose the Patent Law-Based Claim initiated on November 23, 2017 on page F-32, and you indicate that you reject the claims that serve as a basis for the proceeding and intend to vigorously defend these claims. In accordance with ASC 450-20-50, please revise future filings to clearly disclose the following information for your loss contingencies: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

We respectfully acknowledge the Staff’s comment. We will provide the requested disclosures concerning our loss contingencies clearly in our future filings.

2.	We note that the Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company. With a view toward future disclosure, please explain why you have omitted the statement of cash flows or revise future filings to reference this financial statement.

We respectfully acknowledge the Staff’s comment. In future filings, we will add a reference to our statement of cash flows in order to more fully address the impact of the outcome of legal proceedings on all aspects of our results of operations and financial position.

SEC Division of Corporation Finance
Office of Information Technologies and Services
September 12, 2019

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. We note that the delayed timing for this response letter was due to administrative oversight in accessing the Comment Letter from the email inbox of Mr. Scott Crump, to whom the Comment Letter was sent. We respectfully request that future correspondence be directed instead to our Chief Financial Officer, Lilach Payorski (Lilach.Payorski@stratasys.com) and our V.P., Head of Legal, Vered Ben Jacob (Vered.BenJacob@stratasys.com), each of whom can also be reached by telephone at 011-972-74-745-4000. In our next annual report on Form 20-F, we will update our company contact person listed in the filing to refer to Ms. Payorski in place of Mr. Crump.

Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Lilach Payorski
Chief Financial Officer
Stratasys Ltd.

cc:	Craig Wilson, Senior Assistant Chief Accountant Becky Chow, Staff Accountant (Securities and Exchange Commission)

J. David Chertok, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)